UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Cabot Microelectronics Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

12709P103

(CUSIP Number)

John F. Brown
Hudson Executive Capital LP
1185 Avenue of the Americas, 32nd Floor
New York, NY 10036

With a copy to:

David A. Vaughan
Dechert LLP
1900 K Street, N.W.,
Washington D.C. 20006

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 3, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Hudson Executive Capital LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,234,300

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,234,300

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,234,300

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.9%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN, IA

__________________________________

[1]
Calculated based on 25,029,129 shares of common stock, par value $0.001 per share, of Cabot Microelectronics Corporation, outstanding as of January 31, 2017, as reported in its quarterly report on Form 10-Q for the quarterly period ended December 31, 2016.

1	NAMES OF REPORTING PERSONS
Douglas L. Braunstein

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,234,300

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,234,300

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,234,300

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.9%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

__________________________________

[2]
Calculated based on 25,029,129 shares of common stock, par value $0.001 per share, of Cabot Microelectronics Corporation, outstanding as of January 31, 2017, as reported in its quarterly report on Form 10-Q for the quarterly period ended December 31, 2016.

ITEM 1. SECURITY AND ISSUER

This first amendment to Schedule 13D (“Amendment No. 1”) relates to the Common Stock, par value $0.001 per share (the “Shares”), of Cabot Microelectronics Corporation, a Delaware corporation (the “Issuer”), and supplements the information set forth in Schedule 13D filed on January 25, 2017 (the “Original Schedule 13D” and together with this Amendment No. 1, the “Schedule 13D”).  The principal executive offices of the Issuer are located at 870 North Commons Drive, Aurora, IL 60504.

This Amendment No. 1 constitutes an exit filing for the Reporting Persons, and is being filed to amend Item 3 and Item 5 of the Schedule 13D as follows:

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of this Schedule 13D is amended and restated in its entirety as follows:

The Reporting Persons used the working capital of the HEC Funds to acquire the physically-settled call options referenced in Item 5.  The total purchase price to acquire such call options was approximately $4,945,893.

The Reporting Persons may effect purchases of securities through margin accounts maintained for the HEC Funds with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms’ credit policies.  Positions in Shares may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of this Schedule 13D is amended and restated in its entirety as follows:

(a) and (b)  Hudson Executive may be deemed to be the beneficial owner of 1,234,300 Shares (the “Subject Shares”) underlying the call options referenced below in this Item 5, which collectively represent approximately 4.9% of the Issuer’s outstanding Shares.  By virtue of his role with respect to Hudson Executive and the Management GP, Mr. Braunstein may be deemed to be a beneficial owner of such Shares.  The Reporting Persons may be deemed to share power to vote and power to dispose of such 1,234,300 Shares.

The percentage calculated in the immediately foregoing paragraph is calculated based on a total of 25,029,129 Shares outstanding as of January 31, 2017, as reported in the Issuer’s report on Form 10-Q for the quarterly period ended December 31, 2016.

The call options referenced above are listed, American-style call options referencing an aggregate of 1,234,300 Shares (the “Options”), which have an exercise price of $75 per Share and expire on July 21, 2017.

(c) All transactions in the Shares effected since the most recent filing of Schedule 13D on behalf of an HEC Fund over which the Reporting Persons have investment discretion are set forth in Exhibit 1 attached hereto and incorporated herein by reference.

(d) The HEC Funds have the right to receive the proceeds from the sale of the Options and, if the Options are exercised, will have the right to receive dividends from, and the proceeds from the sale of, the Subject Shares.  No other person is known to the Reporting Persons to have the right to receive dividends from, or the proceeds from the sale of, the Options or the Subject Shares.

(e) The Reporting Persons ceased to be the beneficial owner of more than five percent of the class of securities as the result of an increase of the Issuer’s outstanding Shares, which was reported in the Issuer’s report on Form 10-Q for the quarterly period ended December 31, 2016, which was filed on February 7, 2017.

Item 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1  Schedule of transactions effected since the most recent filing of Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 4, 2017

HUDSON EXECUTIVE CAPITAL LP
By: HEC Management GP LLC, its general partner

By: /s/ Douglas L. Braunstein*
Name: Douglas L. Braunstein
Title: Managing Member

DOUGLAS L. BRAUNSTEIN

By: /s/ Douglas L. Braunstein*

* by John F. Brown, attorney-in-fact